Exhibit 99.1

NEWS RELEASE

OLYMPUS DRILL RESULTS CONTINUE TO SHOW HIGH-GRADE GOLD MINERALIZATION AT PHUOC SON

HIGHLIGHTS

•
Two further holes on the north-extension of the Dak Sa shear zone: DSDH 221 intersected 7.75 g/t gold over 5.90 meters, including 12.37 g/t gold over 3.65 meters, while DSDH 222 intersected 2.44 g/t gold over 4.50 metres, including 4.37 g/t gold over 2.45 meters.

•
Thirteen (of 19) north-extension holes drilled to date have intersected significant alteration and mineralization, confirming that announced category resources of the Phuoc Son Mine North and South deposits constitute only a minor component of the Phuoc Son property global potential.

•
The current north-extension drilling program has extended the Dak Sa mineralized structure for more than 800 meters beyond the previously defined limit of resources in the north deposit. The total strike length of the Dak Sa shear zone is now well over 2 km.

•	On-going drilling will continue to explore the Dak Sa and other large scale structures in the Phuoc Son property as well as progressively increase category resources ahead of forecast mine production.

TORONTO September 18, 2007 – Olympus Pacific Minerals Inc. (TSX: OYM) (“the Company” or “Olympus”) is pleased to announce continuing success from step-out and in-fill drilling along the northern extension of the Dak Sa shear zone. Since August 14, 2007 three further holes (DSDH 220 to 222) have been completed and two more (DSDH 223 and 224) are currently in progress. (See OYM press release dated August 14, 2007) Current drilling is focused on the north-extension of the Dak Sa shear zone, which is one of several large mineralized fault/ shear structures being explored within the Phuoc Son property. It is expected that on-going drilling and underground mine development will ultimately reveal continuity of mineralization between North and South deposits, as well as further mineable resources within the north-extension.

Year to date, the north-extension drilling program has completed 6,774 meters in 16 drill holes. These have extended the known Dak Sa shear zone for more than 800 metres beyond the previously defined boundary of the North Deposit. Significant drill intercepts from this program are listed in the table below.

PHUOC SON DEPOSIT NORTH-EXTENSION DRILL PROGRAM

HOLE ID	From (m)	To(m)	Intercept width (m)	Gold Grade (g/t)
DSDH 211	363.79	365.00	1.21	5.77
DSDH 212	237.40	238.15	0.75	2.37
	289.00	293.25	4.25	0.86
Including	292.60	293.25	0.65	3.20
	300.00	301.90	1.90	0.45
	315.00	317.00	2.00	1.09
DSDH 213	253.55	268.50	14.95	3.84
Including	259.25	265.00	5.75	8.56
DSDH 217	358.00	359.90	1.90	1.05
	363.45	365.6	2.15	20.74
DSDH 218	364.10	367.50	3.40	3.21
Including	364.10	365.80	1.70	5.78
	379.00	380.30	1.30	2.85
DSDH 219	322.60	328.00	5.40	1.62

Phuoc Son Deposit North-extension Drill Program Continued
HOLE ID	From (m)	To(m)	Intercept width (m)	Gold Grade (g/t)
Including	324.30	327.20	2.90	2.65
	336.20	337.50	1.30	0.96
	338.85	339.35	0.50	22.05
	353.40	357.30	3.00	19.46
Including	354.40	357.30	2.50	30.04
DDH 220	387.90	389.20	1.30	2.17
DDH 221	414.45	419.10	4.65	1.64
	451.70	457.60	5.90	7.75
Including	451.70	455.35	3.65	12.37
DDH 222	422.35	425.00	2.65	1.82
	453.00	457.50	4.50	2.44
Including	454.20	456.65	2.45	4.37
DSDH 211	363.79	365.00	1.21	5.77
DSDH 212	237.40	238.15	0.75	2.37
	289.00	293.25	4.25	0.86
Including	292.60	293.25	0.65	3.20
	300.00	301.90	1.90	0.45
	315.00	317.00	2.00	1.09
DSDH 213	253.55	268.50	14.95	3.84
Including	259.25	265.00	5.75	8.56
DSDH 217	358.00	359.90	1.90	1.05
	363.45	365.6	2,15	20.74
DSDH 218	364.10	367.50	3.40	3.21
Including	364.10	365.80	1.70	5.78
	379.00	380.30	1.30	2.85
DSDH 219	322.60	328.00	5.40	1.62
Including	324.30	327.20	2.90	2.65
	336.20	337.50	1.30	0.96
	338.85	339.35	0.50	22.05
	353.40	357.30	3.00	19.46
Including	354.40	357.30	2.50	30.04

Notes:
1.	Unless otherwise stated, holes were collared at a declination of minus 90 degrees.
2.	Based on current geological interpretation of the drilling results, intercept widths are approximate. Additional drilling is required before definitive true widths can be determined.
3.	Grades are uncut.
4.
All assays were performed by the Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand, using the Fire Assay method on 50 grammes of prepared sample. The MAS laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry.

Within the Dak Sa north-extension, drill intercepts of potentially mineable width and grade have now been recorded in seven widely separated holes (DSDH 211, 213, 217, 218, 219, 221 and 222).

Previously announced category resources occurring within the 300 m strike length of the North and South deposits are as follows:

Resource Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured	157,000	13.21	66,650
Indicated	336,000	13.21	142,850
Total (M + I)	493,000	13.21	209,500
Inferred	273,000	10.78	94,700

An updated resource estimate at Phuoc Son is expected for release in approximately 7 or 8 months after completion of the Dak Sa feasibility study.

The Dak Sa shear zone remains open along strike and down dip and has the potential to host multiple repetitions of North/ South style ore zones. Since Dak Sa is only one of a number of largely un-explored, comparably mineralised structures within the property, the Dak Sa North-Extension drilling results demonstrate that resources announced to date constitute only a minor component of the global potential of the Phuoc Son Property.

The on-going program will, therefore, have two main objectives: (a) continued wide-spaced exploration drilling to delineate additional high-grade mineralization within the major structures and (b) close-spaced mine development drilling to progressively increase category resources ahead of forecast mine production.

Olympus’ 86% owned Phuoc Son Gold property is located in central Vietnam, along the Phuoc Son-Sepon Suture that also hosts the Company’s 80% owned Bong Mieu Gold property to the East, as well as such world-class deposits as Oxiana’s Sepon deposit to the north.

Olympus as the first mover in Vietnam is positioned to become a leading gold producer and explorer in Southeast Asia and is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:
David Seton, Executive Chairman
Jim Hamilton, Corporate Communications
T:  (416) 572-2525 or TF: 1-888-902-5522
F:  (416) 572-4202

www.olympuspacific.com

Unless otherwise noted, the technical information in this release has been prepared by and/or reviewed by Mr. TRP (Rod) Jones, Vice-President Exploration for Olympus Pacific Minerals Inc, who is a Qualified Person as defined by National Instrument 43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. Mineral Assay and Services Co. Ltd., located in Bangkok, Thailand, performs sample preparation and analyses.

Statements contained in this release that are not historical facts are forward-looking statements which involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

DRILLHOLE LAYOUT – PHUOC SON NORTH DEPOSIT EXTENSION

600 m
N
0.18 / 0.90m
& 0.11 / 1.00m
3.21 / 3.40m
Incl. 5.78 / 1.70m
2.85 / 1.30m
12.24 / 1.95
3.84 / 14.95m
Incl. 8.56 / 5.75m
1.17 / 1.30m
3.37 / 0.90m, 0.39 / 18.75m
Incl. 3.05 / 0.67m
20.74 / 2.15m
14.99 / 0.50m
& 2.44 / 1.65m
1.82 / 2.65m &
2.44 / 4.50m incl.
4.37 / 2.45m
38.81 / 1.25
7.75 / 5.90m incl.
12.37 / 3.65m
2.11 / 6.0m incl. 6.61 / 1.65m
1.62 /5.40m incl.
2.65 /2.90m &
22.05 / 0.50m
19.46 / 3.90m incl.
30.04 / 2.50m
5.77 / 1.21m
8.18 / 1.85m
& 7.38 / 0.30m
10.98 / 3.01m incl.
20.9 / 1.30m
6.94 / 8.01m incl.
13.7 / 1.81m &
21.10 / 1.11m
6.19 / 1.43m & 3.84 / 3.85m
Incl. 8.61 / 1.55m
10.99 / 1.0m
4.95 / 1.22m
4.73 / 0.92
8.20 / 1.50m
4.95 / 1.22m
215
218
220
222
217
214
213
221
219
212
205
206
224
211
209
208
204
207
203
179
188
46 Ext
Legend
Exploration Hole
Previous Hole
Hole in Progress
Planned Hole
Resource Outline
Pending Update
Indicated Trend
Ore Trend